Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

(1) Organization

SMBC Nikko Securities America, Inc. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the Municipal Securities Rulemaking Board. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule and has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company is also a member of Board of Trade of the City of Chicago, Inc. (CBOT), a member of the National Futures Association (NFA) and registered as an introducing broker with the Commodity Futures Trading Commission (CFTC). In 2025, the Company became a primary dealer in U.S. government securities and participates in the Federal Reserve Bank of New York's open market operations and auction.

The Company provides underwriting services of debt and equity securities and provides services to assist in the sale of securities underwritten by other entities. The Company enters into resale and repurchase agreements, engages in trading of U.S. government securities, corporate debt securities, and asset-backed securities. The Company also provides buy-back services to corporate clients for the purchase of clients' own stocks, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and administrative agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are corporate issuers, and sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

The Company is wholly owned by SMBC Americas Holdings, Inc. (SMBC AH or Parent), a wholly owned U.S. subsidiary of SMBC, and is an indirect wholly-owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC) which is ultimately wholly owned by Sumitomo Mitsui Financial Group (SMFG), a Japanese corporation.

SMBC Nikko Securities Canada, Ltd. (Nikko Canada), a wholly-owned subsidiary of the Company incorporated in British Columbia, Canada, underwrites and privately places Canadian securities on an economics only basis. Similar to the Company, Nikko Canada will not receive or maintain any customer funds or securities. Nikko Canada is a member of FINRA, as a broker dealer, the Ontario Securities Commission, and the Canadian Investment Regulatory Organization (CIRO), the Canadian national self-regulatory organization, as an investment dealer and is therefore subject to the rules and regulations of all.

(2) Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates. Items subject to such estimates and assumptions include the valuation of securities, realization of deferred tax assets, and net underwriting income.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

The consolidated financial statements include the Company and its wholly owned subsidiary, Nikko Canada, in which the Company controls 100% of its voting rights. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $667.3 million as of December 31, 2025.

Restricted cash is cash that is considered legally restricted as to withdrawal or usage. Refer to the consolidated statement of cash flows for reconciliation on cash and cash equivalents and restricted cash as of December 31, 2025.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreement") and securities borrowed and loaned agreements (collectively, "collateralized financing agreements"), are treated as collateralized transactions.

A resale agreement refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date or in specified circumstances. The receivable under a resale agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company. A repurchase agreement refers to a transaction that is accounted for as a collateralized borrowing in which the Company sells those securities to a counterparty with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the Company's obligation recognized for the future repurchase of the securities from the counterparty. The Company's policy is generally to take possession of collateral with a market value equal to or in excess of the principal amount that could be re-pledged, delivered or otherwise transferred. Collateral received from counterparties are U.S. treasury securities, corporate debt securities, and mortgage-backed securities, that are valued daily, and should the market value of the securities received decline below the principal amount loaned plus accrued interest, additional collateral is requested when appropriate.

Securities borrowed and loaned transactions are generally recognized on the consolidated statement of financial condition and recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the consolidated statement of financial condition. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned.

The amounts reported for collateralized financing agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value. The Company applies the collateral maintenance approach to resale agreements and has concluded that no allowance for current expected credit losses ("CECL) is required, given the nature of the collateral, primarily high-quality securities, and the Company's ongoing margining monitoring practices when the value of securities received is less than initial cash principal advanced and any collateral amounts exchanged. For securities borrowed, qualitative assessment methods are utilized due to the absence of a history of significant credit

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

losses and a reasonable expectation of minimal future losses. Accordingly, no CECL was deemed necessary as of December 31, 2025.

Collateralized financing agreements with the same counterparty are reported on a net basis on the consolidated statement of financial condition where permitted by ASC 210-20, *Balance Sheet-Offsetting*.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. These securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Any unrealized gains and losses are reflected in the accompanying consolidated statement of operations within trading income, net. Interest income and expense are recorded on an accrual basis. At December 31, 2025, financial instruments owned consist primarily of U.S. treasury securities, corporate debt securities, and asset-backed securities, of which $223.4 million is pledged to clearing organizations as collateral. Refer to Note 5 for further information related to the Company's fair value of financial instruments.

Derivative Financial Instruments

Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. Derivative assets and derivative liabilities, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor-based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract.

As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral receivables and payables, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. Refer to Note 4 for more information related to the Company's derivatives.

Fair Value Measurement

The Company follows ASC 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and supported by little or no market activity, and significant to the overall fair value measurement.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

This hierarchy requires the use of observable market data when available. ASC 820 requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the consolidated statement of financial condition after initial recognition, including the valuation techniques and inputs used to develop those measurements. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following are the types of valuation methodologies for the Company's material categories of financial assets and financial liabilities that are measured at fair value in the consolidated statement of financial condition:

U.S. treasury securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

Corporate debt securities Corporate debt securities are valued based on either the most recent observable trade and or external quotes, depending on availability. Corporate debt securities are generally classified as Level 2 in the fair value hierarchy because these valuation inputs are usually observable or market corroborated when obtained from alternative pricing sources.

Asset-backed securities Asset-backed securities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. As such, asset-backed securities are categorized as Level 2 except where there is lack of observability in which case these could be Level 3. The asset-backed-securities in inventory are primarily securities collateralized auto and credit card loans.

Equity securities Equity securities including Exchange Traded Funds ("ETF") are traded on a stock exchange and measured at fair value using quoted market prices from the exchanges on which they are traded. ETFs are adjusted to the fair value net asset value (NAV) price, which is calculated based on quoted prices for the underlying component stocks. These securities are actively traded and are classified as Level 1.

Credit default swaps ("CDS") CDS are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into CDS primarily to mitigate credit risk on its corporate debt holdings. Single-name CDS and index CDS contracts are over-the-counter (OTC) derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity while index CDS contracts are used to manage the credit risk associated with the broader

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

credit markets or credit market segments. CDS are model-based and measured based on observable inputs, which is considered Level 2.

Futures contracts Futures contracts are exchange-traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. Futures contracts are measured based on quoted exchange prices, therefore, considered Level 1.

Collateralized financing agreements are carried at amounts which approximate fair value on the consolidated statement of financial condition. The fair value is determined on the short-term nature and insignificant credit risk associated with the collateralized financing agreements, and are considered level 2 financial instruments.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of the assets. The range of estimated useful lives is 5 years for furniture and equipment, and 5 to 7 years for software. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 15 years. Total depreciation and amortization for the year ended December 31, 2025 amounted to $2.8 million.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end spot foreign currency rates. Gains and losses resulting from remeasurement to U.S. dollar equivalents are reflected in the consolidated statement of operations within trading income, net. The effects of foreign currency translations of the financial statements of the Company's consolidated subsidiary where the functional currency is other than U.S. dollar are included in accumulated other comprehensive loss of the stockholder's equity in accordance with ASC 830, *Foreign Currency Matters*.

Trading Income, Net

The Company earns trading income or incurs losses from buying and selling securities primarily for market making purposes. The related profit or loss is measured by the difference between the acquisition cost and the selling price or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Revenue Recognition

The Company accounts for revenue earned from contracts with clients for services such as investment banking income, fee income, commission income and underwriting referral income under ASC 606, *Revenue from Contracts with Customers* (ASC 606). Revenue is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties are expected to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. Refer to Note 7 for additional information on ASC 606.

Investment Banking Income

Investment banking income consists of the following:

i) Underwriting Fees

The Company earns underwriting revenues on securities, in which the Company acts as an underwriter of transactions such as initial public offerings, follow-on equity offerings, debt offerings, and convertible security offerings. Underwriting revenue includes selling concessions and management fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Underwriting revenues are recognized at a point-in- time, shortly after the pricing date, as the Company believes that it is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Management estimates the Company's share of transaction-related expense, primarily consisting of legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related underwriting revenue. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final cash settlement, typically within 90 days following the closing of the transaction. Underwriting revenues and related expenses are presented gross on the consolidated statement of operations.

ii) Merger and Acquisition Advisory Fees

The Company earns merger and acquisition (M&A) fees by providing buy/sell side advisory services to clients in the acquiring/divesting of assets or stakes, the raising of equity or introduction of an equity partner, or to facilitate transactions or some other strategic objectives. Revenues from advisory services primarily consist of success and retainer fees generated in connection with merger and acquisitions. Success fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. A significant portion of the fees from advisory services are success fees, which are considered variable as they are contingent upon a future event. Payment for advisory services is generally due promptly upon completion of a specified milestone.

iii) Private Placement Fees

The Company earns agency placement fees in non-underwriting transactions such as private placements of debt and equity securities, including private placements in public equity (PIPEs) transactions. The performance obligation is the consummation of the sale of offering for each contract with a customer. The transaction price is based on a certain percentage of the aggregate amount sold in the private offering

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

and is recognized as revenue at a point-in-time, shortly after the pricing date, when the performance obligation (i.e. the sale of securities) is satisfied. Private placement fees are typically payable upon completion of a deal closing.

Underwriting Referral Income

The Company acts as an agent and earns underwriting referral income by providing services to assist in the sale of securities, which are underwritten by affiliated and unaffiliated entities. The transaction price is based on an agreed-upon percentage of the total underwriting fee. Revenue is recognized at a point-in-time, shortly after the pricing date, when the performance obligation (i.e. referral of securities underwritten) is satisfied, as the Company believes that it is the appropriate point in time as there are no significant actions which the Company needs to take subsequent to this date and the underwriting entity obtains the control and benefit of the referral service in the capital markets offering at that point. The Company receives the final cash settlement typically within 90 days following the closing of the transaction. In addition, the Company entered into a strategic alliance with an unaffiliated entity, which shares referral income earned based on an agreed upon percentage split from equity offerings, debt offerings, including convertible security offerings and M&A advisory services.

Administrative Income

The Company earns administrative income by providing services as a principal and acts as administrative agent on behalf of an affiliated entity in connection with the origination and servicing of asset-backed transactions, secured lending, and asset purchase transactions. Revenue is recognized over-time over the service period as the client receives the benefit of the services throughout the term of the contracts, and such fees are billed and collected based on the terms of the contract.

Fee Income

The Company earns fee income mostly as a principal from participation in structuring of asset-backed transactions, origination agency services provided to affiliated and unaffiliated entities, and from providing equity research services. Upfront fees, a major revenue stream from structuring transactions, are recognized when the Company satisfies its performance obligation upon closing of the deal. Equity research fees are recognized when the research service is provided by the Company to clients and clients use the research services in their trading activities. The Company also earns other fees from affiliated and unaffiliated entities by providing various services including but not limited to brokering of tri-party repurchase transactions, brokering of swap transactions, and collaboration of debt securities trading. Recognition for upfront fees, equity research fees and majority of other fees are point-in-time as the aforementioned services are provided at an identifiable point-in-time and the client is billed at that time.

Commission Income

Commission income is earned through trade execution, settlement, and clearing for clients in over-the-counter and listed securities. Commission revenues associated with clearing services, as well as trade execution services, are recognized at a point-in-time on trade-date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company records a receivable on the trade date and receives a payment on settlement date base on agreed upon commission fee schedule. Related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

ASC 606 revenue recognition model does not apply to revenue associated with securities transactions. Revenues that are not within the scope of ASC 606 are presented within trading income, interest income, and other income on the consolidated statement of operations.

Compensation and Benefits

The Company pays discretionary cash bonuses to its employees. Certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company while such continuous employment requirement is waived when certain criteria is met. The Company recognizes compensation and benefits expense on a straight-line basis over the vesting period. All deferred cash bonuses have claw-back provisions. None of the clawback provisions have been triggered for the year ended December 31, 2025. The deferred bonus compensation liability amounts to $12.3 million of December 31, 2025 and the deferred bonus compensation expense for the year ended December 31, 2025 is $15.7 million.

Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income based on the period of enactment.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax. In addition, if a state or local jurisdiction imposes on the Company a franchise tax that is computed as the higher of a tax based on income or a tax based on capital, any tax based on income in excess of the franchise tax based on capital is considered an income tax expense and the portion attributable to the capital is considered franchise tax. Franchise tax based on capital is considered an ordinary expense from continuing operations.

Leases

The Company predominantly occupies office space under noncancelable operating subleases with SMBC New York Branch (SMBC-NY) in accordance with the Company's Business Continuity and Disaster Recovery (BCDR) Plan. Office spaces include both physically distinct work areas and shared common spaces such as conference rooms. The Company accounts for its subleases in accordance with ASC 842, *Leases.*

The Company identifies non-lease components of a contract and accounts for them separately from lease components. The Company records a right-of-use asset (ROU) and a lease liability at the commencement of the lease for all operating leases (including subleases), other than those that, at lease commencement, have a lease term of 12 months or less. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using the incremental borrowing rate of SMBC (and to make it a secured rate, SMBC takes the midpoint between the U.S. Treasury (risk-free) rate and the unsecured SMBC rate of its USD debt), with the maturity date corresponding to the term of the lease given the rate implicit in a lease is generally not observable to the lessee. ROU assets are amortized over the lease term. The Company records rent expense monthly and makes monthly payments over the lease term. The rent expense is recognized on a straight-line basis even when rent payments vary over the lease term due to lease

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

incentives and scheduled rent increases that are not dependent on future events. See Note 12 Leases for additional information on the Company's Leases.

Recently Issued Accounting Standards

During the year ended December 31, 2025, the following accounting pronouncement applicable to the Company was adopted:

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires that public business entities ("PBEs") disclose annually specific categories in the income tax rate reconciliation and provide further disaggregation of certain categories when a quantitative threshold is met. The ASU also requires all entities to disclose annually the amount of income taxes paid (net of refunds received) to each individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU applied to all entities that are subject to Topic 740, *Income Taxes*. The Company adopted the ASU for the annual reporting period ending December 31, 2025. Refer to Note 15 Income Taxes for the detailed disclosure.

The following accounting pronouncements will be effective in the future periods for the Company:

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The ASU requires PBEs to provide further disaggregation of relevant expense captions (i.e., employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity's definition of selling expenses. The ASU is effective prospectively to financial statements issued for annual reporting periods beginning after December 15, 2026. Early adoption is permitted. The Company does not expect the ASU to have a material impact on the Company's consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under *ASC 606, "Revenue from Contracts with Customers*," by providing all entities a practical expedient option to assume that the conditions as of the balance sheet date will remain unchanged for the remaining life of these assets while estimating expected credit losses. The ASU is effective prospectively for annual reporting periods beginning after December 15, 2025. The Company does not expect the ASU to have a material impact on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The ASU eliminates the requirement to consider the project stage of an internal-use software under development while capitalizing its development costs. Instead, under the ASU, companies are required to capitalize internal-use software development costs when management authorizes and commits to fund the software development project, and it is probable that the project will be completed and the software will be used as intended. The ASU is effective for all entities for annual periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of an annual reporting period in any interim or annual period for which an entity's financial statements have not been issued. The Company does not expect the ASU to have a material impact on the Company's consolidated financial statements.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

(3) Summarized Financial Information

The Company's consolidated financial statements have been prepared on the basis of U.S. GAAP and differ in certain respects from accounting practices prescribed by the SEC's general instructions for Form X-17A-5. Under the SEC's general instructions, Nikko Canada, a wholly-owned subsidiary of the Company, may not be consolidated.

A reconciliation of amounts reported in the consolidated financial statements to amounts reported by the Company on Form X-17A-5 as of December 31, 2025 filed with FINRA on February 27, 2026 is presented as follows (dollars in thousands):

	SMBC Nikko Securities America, Inc. Form X-17A-5	Consolidated Subsidiary	Reclassifications and eliminations	SMBC Nikko Securities America, Inc. and Subsidiary Consolidated
Assets				
Cash and cash equivalents	$ 637,799	$ 27,842	$ 1,684	$ 667,325
Securities purchased under agreements to resell, net	31,519,573	—	(1)	31,519,572
Securities borrowed	511,456	—	—	511,456
Securities owned, at market value	14,906,298	—	1,335	14,907,633
Receivable from brokers-dealers and clearing organization	1,351,650	—	(35,878)	1,315,772
Underwriting fee receivable	—	767	36,240	37,007
Receivable from affiliates	64,623	—	(665)	63,958
Furniture, equipment, and leasehold improvements, net	39,447	—	—	39,447
Deferred tax assets, net	—	17	22,260	22,277
Other assets	202,556	223	(24,108)	178,671
Total assets	$ 49,233,402	$ 28,849	$ 867	$ 49,263,118
Liabilities and Stockholder's Equity				
Liabilities				
Securities sold under agreements to repurchase, net	$ 35,699,729	$ —	$ —	$ 35,699,729
Derivatives payable	—		101	101
Securities loaned	506,527	—	—	506,527
Securities sold, not yet purchased	5,342,388	—	1,239	5,343,627
Payable to brokers, dealers and clearing organization	278,482	—	3,339,085	3,617,567
Short-term borrowing	1,800,000	—	3,123	1,803,123
Payable to affiliates	(1)	941	73,059	73,999
Accounts payable, accrued expenses, and other liabilities	3,616,094	205	(3,387,351)	228,948
Total liabilities	47,243,219	1,146	29,256	47,273,621
Subordinated debt	551,800	—	—	551,800
Stockholder's equity	1,438,383	27,703	(28,389)	1,437,697
Total liabilities and stockholder's equity	$ 49,233,402	$ 28,849	$ 867	$ 49,263,118

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

(4)   Derivative Financial Instruments

In the normal course of business, the Company engages in a variety of derivative financial instrument transactions, which typically includes futures contracts, and credit default swaps. The Company enters into derivative contracts to conduct trading activities and to manage risk. The Company also enters into certain exchange-traded derivatives ("ETDs") such as futures and OTC derivative contracts with counterparties through a clearing broker, wherein the Company maintains variation margin which is posted on a daily basis based on the value of derivative contracts and initial margin, which is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

Derivative assets and liabilities contracts covered by enforceable master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to an enforceable master netting agreement. In addition, payables and receivables in respect of cash collateral received from or pledged to a given counterparty are included in this netting.

The total notional amounts of derivative financial instruments and the related maturities and net derivative fair values, for the year ended December 31, 2025 are as follows (dollars in thousands):

Derivatives	Type	Notional	Fair value	Variation margin (VM) applied	Fair value after VM
Futures					
Assets	ETD	$ 97,064	$ (191)	$ 191	$ —
Liabilities	ETD	$ 5,111,948	$ 2,446	$ (2,416)	$ 30
CDS					
Liabilities	OTC	$ 66,000	$ 2,995	$ (2,924)	$ 71

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts are not exchanged by the parties for derivative transactions and do not measure the exposure to credit or market risks, when taken in isolation. It is simply a reference amount used to calculate payments.

Financial instruments are subject to market risk, the potential that future changes in market conditions may make an instrument less valuable due to fluctuations in security prices, as well as interest and foreign exchange (FX) rates. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. Exposure to market risk is managed in accordance with limits set by management.

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk, the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue, where possible, the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor. Where the Company has legally enforceable master netting agreements and margin agreements with its counterparties, any

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the Company and the counterparties.

The following table reflects the profit and loss of derivative financial instruments in the consolidated statement of operations, included within the trading income, net for the year ended December 31, 2025 (dollars in thousands):

Derivative financial instruments, net	Trading income (loss)
CDS	$ (12,300)
Futures	(9,181)
Totals	$ (21,481)

(5) Fair Value of Financial Instruments

The following are types of financial instruments the Company held as of December 31, 2025 (dollars in thousands):

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned				
U.S. treasury securities	$ 12,163,644	$ —	$ —	$ 12,163,644
Corporate debt securities	—	2,441,290	—	2,441,290
Asset-backed securities	—	299,265	2,002	301,267
Other	—	1,432	—	1,432
Total Financial instruments owned	$ 12,163,644	$ 2,741,987	$ 2,002	$ 14,907,633
Liabilities:				
Derivative liabilities, net				
Futures	$ 30	$ —	$ —	$ 30
CDS	—	71	—	71
Total Derivative liabilities, net	$ 30	$ 71	$ —	$ 101
Financial instruments sold, not yet purchased				
U.S. treasury securities	$ 3,750,749	$ —	$ —	$ 3,750,749
Corporate debt securities	—	1,592,878	—	1,592,878
Total Financial instruments sold, not yet purchased	$ 3,750,749	$ 1,592,878	$ —	$ 5,343,627

Other consists of equity shares issued by Depository Trust Clearing Corporation (DTCC) to the Company, which amounts to $1.4 million.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

The following table provides a reconciliation of the beginning and ending balances for financial instruments owned at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2025 (dollars in thousands):

Asset-backed securities	Amount
December 31, 2024	$ —
Purchase	13,845
Total unrealized gain (loss), net	(11,843)
Total realized gain (loss), net	—
Transfer into level 3	—
Transfer out of level 3	—
December 31, 2025	$ 2,002

The following table provides quantitative information about significant unobservable inputs for Level 3 fair value measurements (dollars in thousands):

Financial instruments, owned	Fair value	Valuation technique	Significant unobservable input/sensitivity	Inputs
Asset-backed securities	$ 2,002	market price	Recovery rates/ bankruptcy	Default rate

Estimating fair value for level 3 requires the application of judgment. For financial instruments valued, that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2. Financial instruments at level 3 are at times measured using both observable and unobservable inputs. Fair value changes presented above, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters and interrelationship of inputs. The significant increase in probability of default and loss severities resulted in the fair value measurement at level 3 of the asset backed securities in the table above.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2025 consist of the following (dollars in thousands):

	Receivable	Payable
Brokers and clearing organizations	$ 1,084,883	$ 86,552
Deposits with clearing organizations	132,085	64,842
Trades pending settlement, net	—	3,289,565
Securities failed to deliver/receive	98,804	176,608
Total	$ 1,315,772	$ 3,617,567

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis under (k)(2)(ii) or promptly transmits funds or securities received to Special Account for the Exclusive

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

Benefit of Customers under (k)(2)(i) for securities transactions which are not cleared through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations consists of variation margin posted to the central counterparty (CCP). The Company is a member of DTCC, whose wholly owned subsidiary Fixed Income Clearing Corporation (FICC) provides CCP services to the Company. In addition, it includes balances receivable from clearing brokers, commission receivable, and underwriting reimbursement receivables. Amounts payable to brokers and clearing organizations represent variation margin received from the CCP, syndicate fees payable and payable to clearing broker.

At December 31, 2025, cash included in deposits with clearing organizations amounting to $39.0 million for derivative initial margin and $93.0 million which is pledged with clearing organizations as collateral to meet depository requirements which vary depending on daily activity, which includes a minimum cash requirement amounting to $5.0 million as of December 31, 2025, and is accounted for as restricted cash. Refer to consolidated statement of cash flow for reconciliation to cash and cash equivalents and restricted cash.

Trades pending settlement represents the contract price of securities to be received or delivered net by the contract price of securities to be delivered or received by the Company. The value of such securities at December 31, 2025 approximates the amounts owed. Trades pending settlement at December 31, 2025 were settled without a material effect on the Company's consolidated financial statements.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers that have not settled on settlement date.

(7) Revenue from Contracts with Customers

Disaggregation of Revenue

In the following table, revenue from contracts with customers is disaggregated by type of services and timing of transfer of services (dollars in thousands):

Disaggregation of revenue	Timing of revenue Recognition		Amount
Investment banking income			
Underwriting			
Fixed income	Point-in-time	$	335,198
Equity	Point-in-time		11,954
Mergers and acquisition advisory fee	Point-in-time		9,303
Private placement fees	Point-in-time		67,383
Underwriting referral income	Point-in-time		36,618
Administrative income	Over-time		33,363
Fee income			
Upfront fee	Point-in-time		16,471
Equity research fee	Point-in-time		2,809
Brokerage fees	Point-in-time		7,464
Other fee	Point-in-time		22,249
Commission income	Point-in-time		25,001
		$	567,813

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

Receivables

The timing of the Company's revenue recognition may differ from the timing of payment by clients. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Underwriting receivables related to revenues from contracts with customers amounted to $37.0 million at December 31, 2025. The Company has not recorded any allowance related to these receivables for the year ended December 31, 2025 because historically there were no non-payment of receivables.

Practical Expedients and Other Items

The Company has applied the practical expedient to recognize the incremental costs of obtaining a contract, for mergers and acquisition services, as an expense when incurred since the amortization period would be less than one year. Investment banking fees on mergers and acquisition that are contingent upon completion of a specific milestone, are also excluded, as the variable fees are considered constrained and not included in the transaction price at December 31, 2025.

(8) Collateralized Transactions

The Company provides and receives cash and securities as collateral to counterparties under collateralized financing agreements. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged daily and by requiring adjustments of collateral levels in the event of excess credit exposure. Where the Company does not have direct access to certain derivatives markets, it utilizes clearing brokers.

The Company manages credit exposure by, in appropriate circumstances, entering into master netting agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values daily, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company executes repurchase and resale agreements primarily with members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase for which FICC is the counterparty provided the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Resale Agreements*, are met.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

The following tables present information about the offsetting of these instruments and related collateral amounts (dollars in thousands):

	Gross amounts	Amounts offset in the consolidated statement of financial condition (i)	Net amounts presented in the consolidated statement of financial condition	Amounts not offset in the consolidated statement of financial condition (ii)	Net Amount
Assets					
Securities borrowed	$ 511,456	$ —	$ 511,456	$ (507,039)	$ 4,417
Resale agreements					
U.S. treasuries	34,915,510	(8,075,563)	26,839,947	(26,772,932)	67,015
Corporates	40,874	—	40,874	(40,591)	283
Mortgage-backed	4,638,751	—	4,638,751	(4,614,092)	24,659
Total	$ 40,106,591	$ (8,075,563)	$ 32,031,028	$ (31,934,654)	$ 96,374
Liabilities					
Securities loaned	$ 506,527	$ —	$ 506,527	$ (506,527)	$ —
Repurchase agreements					
U.S. treasuries	39,367,537	(8,075,563)	31,291,974	(31,286,541)	5,433
Mortgage-backed	4,407,755	—	4,407,755	(4,407,755)	—
Total	$ 44,281,819	$ (8,075,563)	$ 36,206,256	$ (36,200,823)	$ 5,433

(i) Amounts offset in the consolidated statement of financial condition relate to master netting agreements and similar agreements which have been determined by the Company to be legally enforceable in the event of default and where other criteria are met in accordance with ASC 210-20.

(ii) Amounts not offset in the consolidated statement of financial condition relate to master netting agreements and similar agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance. The amounts presented are limited to the net amount of assets or liabilities presented on the consolidated statement of financial condition and excludes overcollateralization.

The Company offsets its collateralized transactions, in accordance with ASC 210-20.

The table below represents payables under collateralized financing agreements by remaining contractual term to maturity and class of collateral pledged as of December 31, 2025 (dollars in thousands):

	Remaining Contractual Maturity			
Class of Collateral Pledged	**Open**	**Up to 30 days**	**31-90 days**	**Total**
Seurities loaned	$ 506,527	$ —	$ —	$ 506,527
Repurchase agreements				
U.S. treasuries	97,275	38,768,767	501,495	39,367,537
Mortgage-backed	—	4,407,754	—	4,407,754
Total	$ 603,802	$ 43,176,521	$ 501,495	$ 44,281,818

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

The Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate to ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily.

(9)   Related-Party Transactions

In the normal course of business the Company engages in transactions with affiliated companies including SMBC Nikko Securities, Inc. (SMBC-Nikko), SMBC AH, SMFG, SMBC-NY, SMBC Cayman Branch (SMBC-CIB), SMBC Capital Markets, Inc. (SMBC-CM), Manhattan Asset Funding Company LLC (MAF), Nikko Systems Solutions (NKSOL), SMBC Nikko Securities Hong Kong, Ltd. (Nikko-HK), SMBC Nikko Securities (Singapore) Pte. Ltd., (Nikko-SG), SMBC Nikko Capital Markets Europe GmbH (SMBC-Frankfurt), SMBC Nikko Capital Markets Limited (SMBC-LTD), and SMBC Bank International PLC (SMBC-BI). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to collateralized transactions, loans, trade execution, underwriting referral services, and advisory services. The following amounts represent material related party transactions with affiliated companies which are included in the accompanying consolidated financial statements as of December 31, 2025 (dollars in thousands):

Consolidated Statement of Financial Condition:

Assets:		
Cash and cash equivalents	$	2,483
Securities purchased under agreements to resell, gross		1,029,966
Underwriting receivable		364
Receivable from affiliates		63,958
Other assets		21,464
Liabilities:		
Securities sold under repurchase agreements, gross	$	2,388,934
Securities loaned		506,527
Payable to affiliates		73,999
Accounts payable, accrued expenses, and other liabilities		100
Short-term borrowings (See Note 10)		1,800,000
Subordinated debt (See Note 10)		551,800
Stockholder's equity:		
Dividend paid to parent		39,600

Consolidated Statement of Operations

Revenues:		
Interest income	$	19,470
Administrative income		33,363
Investment banking income		27,597
Management fee income		861
Fee income		26,710
Commission income		6,595
Underwriting referral income		5,789

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

Consolidated Statement of Operations

Expenses:

Interest expense	$	130,147
Investment banking expense		30,004
Management fee expense		10,888
Commission and clearance		5,667
Occupancy, depreciation and amortization expense		3,641
Communication and data service		442
Hardware and maintenance		208
Other		7,740

The Company enters into securities financing transactions with SMBC-Nikko, SMBC-CM, SMBC-LTD and SMBC-NY as part of ordinary course of business. SMBC-Nikko and SMBC-NY are FICC members, therefore, resale and repurchase agreement transactions done with SMBC-Nikko and SMBC-NY are novated to FICC which assumes the counterparty risk on such trades.

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2025, such amount was $21.5 million, which is accounted as restricted cash, and the Company has earned interest during the year amounting to $0.7 million on the cash collateral. Refer to consolidated statement of cash flows for reconciliation to cash and cash equivalents and restricted cash.

The Company has a $225.0 million subordinated loan agreement with SMBC-CIB which is approved regulatory capital by FINRA. In addition, $326.8 million was drawn from the revolving subordinated debt to repurchase 20% of the Company's equity shares held by SMBC-Nikko in 2024 totaling $551.8 million subordinated debt at December 31, 2025. Total interest expense with SMBC-CIB for the year relating to subordinated loan amounts to $26.8 million. As of December 31, 2025, the Company has a short-term borrowing of $1.3 billion under the credit line provided by SMBC-CIB, and the related interest expense amounts to $81.7 million, as a result of various amounts drawn from the credit line during the year. In addition, the Company has $500.0 million short term debt outstanding with SMBC AH as of December 31, 2025. See Note 10 Subordinated Borrowing and Other Financing for further detail.

In 2025, the Company paid dividends amounting to $39.6 million to its Parent for 100% ownership of Class A, B and C outstanding shares.

The Company engages in investment banking activities, a significant portion of this is from underwritings of bonds issuance with SMFG and SMBC-Tokyo and incurs the corresponding referral and selling fees to SMBC-Nikko, SMBC-LTD, SMBC-Frankfurt, Nikko-SG and Nikko-HK. The Company also acts as a selling agent for SMBC-Nikko, and SMBC-LTD by selling Japanese Equity offerings to clients.

The Company earns management fee income and incurs management fee expense related to personnel cost allocations between the Company and the affiliated companies pursuant to service level agreements between the Company and the affiliated companies.

The Company has various transactions with SMBC-NY, which includes rent expense for office rental space, and agency fee earned for structuring and support of certain securitized assets. The Company also earned service fees from SMBC-Nikko for Japanese government bond trades facilitation.

The Company earns commission income with various affiliates, a significant portion is with SMBC-Nikko for the execution of US equity trades, and incurs commission and clearing expense for the execution of Japanese equity trades in the Japanese market by SMBC-Nikko.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

The Company has variable interests as defined by FASB ASC 810-10 in an affiliated variable interest entity ("VIE"), MAF, in the form of fees earned for providing facilitation and origination services to MAF and directing the investments and reinvestments of MAF's assets. During the year, total administrative income earned amounted to $33.3 million, which has an outstanding receivable of $23.3 million included in receivable from affiliates. The Company does not hold any assets or liabilities reported in its consolidated statement of financial condition as of December 31, 2025 that relate to the Company's variable interest in that MAF and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are the responsibility of another related party. As such, the Company does not consolidate the accounts of the VIE in the consolidated financial statements.

(10) Subordinated Borrowing and Other Financing

The Company has a $225.0 million subordinated borrowing with SMBC-CIB. The loan has a scheduled maturity date of November 9, 2026 after an automatic extension by an additional year and is expected to renew thereafter at maturity date, based on evergreen provisions. The loan bears interest at three-month Secured Overnight Financing Rate ("SOFR") plus Alternative Reference Rates Committee ("ARRC") spread adjustment plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l ("Rule 15c3-l"), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

The Company has a committed and revolving line of credit with SMBC-CIB for $1.6 billion. The committed revolving line was approved by FINRA on December 17, 2020 and has a scheduled maturity date of December 17, 2026 after an automatic extension by an additional year and is expected to renew thereafter at maturity date, based on evergreen provisions. Any borrowing will bear a market interest rate agreed upon by the Company and SMBC-CIB at the time of the advance. At December 31, 2025, the outstanding borrowings amounts to $326.8 million. Total interest expense for all subordinated debt for the year ended December 31, 2025 is $26.8 million. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee expense was $2.6 million and the commitment fee payable was $0.1 million as of December 31, 2025.

On June 30, 2025, the Company renewed its uncommitted and revolving multicurrency credit line agreements with SMBC-CIB for $2.5 billion and $14.5 billion, respectively. The uncommitted facilities are subject to a market interest rate to be determined by SMBC-CIB plus a margin rate of 0.05. As of December 31, 2025, the outstanding short-term borrowings amounts to $1.3 billion under the credit facilities and interest expense for the year ended December 31, 2025 is $68.3 million. The uncommitted facilities were put in place to ensure that the Company has sufficient working capital to meet its short-term liquidity needs. The last draw down date on the facilities are June 30, 2026. The Company has additional uncommitted and revolving credit line agreement with SMBC AH for $3.0 billion shared with other related parties, SMBC-CM, SMBC Leasing and Finance, Inc. and SMBC Manu Bank.

The Company and the related parties involved may borrow from time to time up to the last drawdown date, September 30, 2026, in an aggregate amount not to exceed at any time $3.0 billion with a maturity period not exceeding 12 months. Each loan is subject to an applicable interest rate quoted by the lender at the drawdown date plus a margin rate of 0.05. The credit line, with SMBC AH, serves as a backstop facility to US subsidiaries, upon formation as a bank holding company (BHC). On May 8, 2025, the Company opened a new uncommitted and revolving credit line with SMBC AH for $500.0 million, to meet certain working capital requirements. Any outstanding principal is subject to a base rate plus margin during the period and

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

the last draw down date on the facility is June 30, 2026, which shall be renewed annually. The Company has outstanding balance of $500.0 million from this facility as of December 31, 2025 and interest expense for the year ended December 31, 2025 is $13.4 million.

(11) Stock Rights and Privileges

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a) Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b) Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c) The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to 0.5025126 votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

(12) Leases

The Company occupies office space under long-term sublease agreements with SMBC-NY, which expires on various dates through 2037 for its allocable share of the annual rent payable by SMBC-NY under its prime lease. The Company's leases do not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the ROU asset and lease liability balances since they are not fixed or in-substance fixed payments. The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Company would have to pay to borrow an amount equal to the future minimum lease payments over a similar term. Supplemental cash flow information for operating lease paid in 2025 and future minimum operating lease payments under the sublease are summarized as follows (dollars in thousands):

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

Remaining years	Future Lease Payments
2026	3,586
2027	3,586
2028	3,586
2029	3,517
2030	3,410
Thereafter	21,189
Total lease payments	38,874
Imputed interest	(7,594)
Present value of lease payments	$ 31,280
Weighted average remaining lease term	11.34
Weighted average discount rate	3.69%

(13)   Commitments and Contingencies

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. treasury securities and corporate debt securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the consolidated statement of financial condition until settlement date. At December 31, 2025, the Company had forward–starting collateralized agreements with start dates ranging from January 2, 2026 to January 5, 2026. The contract values of these transactions total $5.1 billion for repurchase agreements and $260.1 million for resale agreements as of December 31, 2025.

In the normal course of business, the Company enters into underwriting commitments. There was no open transaction relating to such underwriting commitments at December 31, 2025.

As a member of the Government Securities Division of the FICC, the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2025, the Company's commitment to the CCLF was $57.7 million of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company is involved in litigation arising in the normal course of business from time to time. Management believes that one matter is probable of resulting in a material adverse effect on the Company's financial condition. Accordingly, the Company has recorded an estimated loss of $13.3 million, representing management's estimate of the Company's maximum exposure to loss for this matter, which is reflected in Other expenses in the consolidated statement of operations.

(14)   Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of $250 thousand. As of December 31, 2025, the Company's net capital was $1.1 billion which exceeded the required minimum. Additionally, the Company is subject to regulation and supervision by U.S. federal agencies and various self-regulatory organizations. The Company periodically engages with such regulatory agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, information requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. The Company is also subject to the CFTC minimum financial

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

requirement set forth in Regulation 1.17 of the Commodity and Exchange Act, which requires that the Company maintain minimum net capital as defined, equal to $250 thousand.

(15)   Income Taxes

The Company accounts for income taxes in accordance with ASC 740. ASC 740 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the consolidated financial statement and tax basis of its assets and liabilities. The Company's deferred income tax assets as of December 31, 2025 relate to net operating losses as well as tax basis differences on employee bonus accrual, accrued severance and vacation, depreciation and reserves on litigation.

The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2025, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken. If interest and penalties were to be required to be accrued in the future, it is Company's policy that such amounts would be a component of the provision for income taxes.

The components of income tax expense for the year ended December 31, 2025 are as follows (dollars in thousands):

Income taxes	Current	Deferred	Total
Federal	$ 38,239	$ (4,213)	$ 34,026
State and local	11,069	(1,587)	9,482
Foreign	100	62	162
Total	$ 49,408	$ (5,738)	$ 43,670

On February 6, 2019, the Company entered into Federal and state Tax Sharing Agreements with the Parent and each direct subsidiary of the Parent (members of the consolidated group). The effective date of the Tax Sharing Agreements is January 1, 2018. Consolidated federal and, where applicable, state income tax returns for the year ended December 31, 2025 will be filed by the Parent. The current and deferred tax expenses for the consolidated group are allocated among the members of the group for their separate company financials statements using the separate return method. The separate return method applies ASC Topic 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone entity. Calculations of current and deferred taxes consider all applicable income tax laws for the relevant tax jurisdiction. For states where consolidated tax returns are not required, each member of the consolidated group will continue to file separate tax returns and pay taxes directly to the relevant tax authorities.

ASC 740-10-30-27 acknowledges that, under the modified separate return method, the sum of the amounts reported by individual members of the group may not equal the consolidated amount due to situations such as intercompany transactions between the subsidiaries of the Parent. Thus, if the tax sharing agreement differs from the chosen method of tax allocation under 740-10-30-27, the difference between the amount paid or received under the tax sharing agreement and the expected settlement amount based on the tax allocation method at the subsidiary level is treated as a dividend paid, or additional (paid-in) capital contribution. No such differences occurred in 2025.

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

The Company has evaluated all revenue sources and determined that revenue coming outside the US to be minimal, with revenue substantially generated inside the US.

A reconciliation of the statutory U.S. federal income tax expense computed at the US statutory income tax rate of 21% to the Company's effective income tax rate is set forth below (dollars in thousands):

Income taxes		Amount	Percentage
US Statutory federal income tax rate	$	35,406	21.00%
State and local,income taxes, net		7,728	4.58%
Nontaxable or nondeductible items		353	0.21%
Foreign income tax effect		110	0.07%
Other		73	0.04%
Effective tax rate	$	43,670	25.90%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred taxes as of December 31, 2025 are as follows (dollars in thousands):

Employee bonus accrual	$	18,951
Depreciation		(1,156)
Net operating losses		366
Accrued vacation and severance		459
Litigation reserve		3,403
Foreign		17
Other		237
Deferred tax assets, net	$	22,277

Although realization is not assured for the above net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2025.

On July 4, 2025, the legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA") was enacted. The OBBBA amended and extended certain provisions of the provisions of the 2017 Tax Cuts and Jobs Act. The OBBBA did not have a material impact on the Company's current year income taxes. The Company is currently evaluating the potential future impacts of the new legislation and does not expect a material impact on the Company's consolidated financial statements.

The Company is currently under various state tax and local audits for tax years 2016-2018. The Company remains open to examination by taxing authorities on all U.S. federal, state and local jurisdictions subsequent to 2021. As of December 31, 2025, the Company has no uncertain tax positions.

For the year ended December 31, 2025, the Company made payments in the following jurisdictions (dollars in thousands):

Confidential

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

US Federal	$	33,619
US State and local		
New Jersey		3,319
New York		2,268
New York City		2,275
Other		412
Foreign		
Canada		26
Income taxes paid (net of refunds received)	$	41,919

(16) Employee Benefit Plans

During the year, the Company participated in the Sumitomo Mitsui Banking Corp. Retirement Plan, a noncontributory defined benefit retirement plan ("the Retirement Plan"), and in the Sumitomo Mitsui Banking Corp 401(k) Plan, a contributory defined contribution plan ("the 401(k) Plan"), sponsored by SMBC. The plans cover all salaried employees (with the exception of expatriates).

Defined Benefit Plan ("the Retirement Plan"): The Retirement Plan costs are allocated to the Company based on actuarial computations. No separate determination is made of the actual present value of accumulated benefits and the Retirement Plan's assets as they relate to the employees of the Company. The Company's contribution to the Retirement Plan for the year ended December 31, 2025 was $5.7 million and is included in compensation and benefits in the consolidated statement of operations.

Pursuant to the Employee Retirement Program re-design undertaken during the year, the Retirement Plan has ceased to accrue future benefits as of December 31, 2025. Associated termination and settlement of the Retirement Plan by the Sponsor requires the discharge of all remaining benefit obligations at their current market value, accomplished through a combination of lump-sum distributions and the purchase of annuity contracts. The Company may be required to contribute toward the settlement of the Retirement Plan in 2026.

Defined Contribution Plan ("the 401k Plan"): Participants in the 401(k) Plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. The Company's matching contributions gradually vest over the first five years of service. During 2025, the Company's contribution to and accruals for the 401(k) Plan was $3.5 million, which is included in compensation and benefits in the consolidated statement of operations.

(17) Segment Reporting

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its President as the CODM, who uses net income to evaluate the results of the business, plan and manage the Company. Additionally, the CODM uses excess net capital (see Note 14), to make operational decisions while maintaining capital adequacy. These financial metrics are used by the CODM to determine the rate at which the Company should grow its business and enter into new business lines or products. The Company's operations constitute a single operating segment because the Company effects transactions in various securities and underwriting services primarily within the United States and the CODM manages the

SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Financial Statements
December 31, 2025

business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The following table presents the operating segment results for the year ended December 31, 2025 (dollars in thousands):

Revenues:		
Interest income	$	1,708,072
Investment banking income		423,838
Trading income, net		59,490
Fee income		48,994
Underwriting referral income		36,618
Administrative income		33,363
Commission income		25,001
Management fee income		463
Other income		4
Total revenues		2,335,843
Expenses:		
Interest expense		1,684,283
Compensation and benefits		261,780
Investment banking expense		60,921
Communication and data service		51,196
Commission and clearance		20,369
Professional fees		14,918
Hardware and maintenance		14,465
Management fee expense		10,888
Occupancy, depreciation and amortization		7,717
Other expenses		40,707
Total expenses		2,167,244
Income before income tax expense		168,599
Income tax expense		43,670
Net income	$	124,929

The Company's long-lived assets including the Company's operating lease ROU assets recognized on the consolidated financial condition as part of furniture, equipment and leasehold improvements amounting to $39.4 million are located or used in the United States as segment assets.

(18) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 27, 2026, and concluded that there are no additional events that require recognition or disclosure in the accompanying financial statements.